UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
QORVO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7628 Thorndike Road Greensboro, North Carolina	27409-9421
(Address of principal executive offices)	(Zip Code)

Grant A. Brown	(336) 664-1233
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
[_] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Qorvo, Inc. (“Qorvo”) has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. Both reports are publicly available on Qorvo’s website at https://ir.qorvo.com/node/5876.
The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit No.    Description
1.01        Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Qorvo, Inc.

By:	/s/ Grant A. Brown	Date:	May 29, 2025
Grant A. Brown
Senior Vice President and Chief Financial Officer